

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2015

Mail Stop 4546

<u>Via E-mail</u>
Charles J. Daley, Jr.
Executive Vice President, Chief Financial Officer and Treasurer
Artisan Partners Asset Management, Inc.
875 E. Wisconsin Avenue, Suite 800
Milwaukee, Wisconsin 53202

>   **Re: Artisan Partners Asset Management Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2014**
>   **Filed February 25, 2015**
>   **File No. 001-35826**

Dear Mr. Daley:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services II